UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
§ 240.13d-2(a)

(Amendment No. 3)1

Tessera Technologies, Inc.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

88164L100
(CUSIP Number)

JEFFREY C. SMITH
STARBOARD VALUE LP
830 Third Avenue, 3rd Floor
New York, New York 10022
(212) 845-7977

STEVE WOLOSKY, ESQ.
OLSHAN FROME WOLOSKY LLP
Park Avenue Tower
65 East 55th Street
New York, New York 10022
(212) 451-2300
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

March 6, 2013
(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

_______________
1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CAYMAN ISLANDS
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 2,383,225
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 2,383,225
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 2,383,225
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 4.6%
14	TYPE OF REPORTING PERSON CO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY S LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 529,841
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 529,841
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 529,841
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 1.0%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE AND OPPORTUNITY C LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 131,075
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 131,075
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 131,075
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,875,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,875,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD VALUE GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,875,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,875,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO LP
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,875,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,875,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON PN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON STARBOARD PRINCIPAL CO GP LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 3,875,000
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 3,875,000
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON OO

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON JEFFREY C. SMITH
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,875,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON MARK R. MITCHELL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,875,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON PETER A. FELD
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 3,875,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 3,875,000
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,875,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.4%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON TUDOR BROWN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION UK
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 600
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 600
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 600
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON GEORGE CWYNAR
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION CN
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 580
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 580
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 580
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON THOMAS LACEY
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 500
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 500
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 500
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON GEORGE RIEDEL
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 400
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 400
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 400
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

1	NAME OF REPORTING PERSON DONALD STOUT
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 581
	8	SHARED VOTING POWER - 0 -
	9	SOLE DISPOSITIVE POWER 581
	10	SHARED DISPOSITIVE POWER - 0 -
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 581
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Less than 1%
14	TYPE OF REPORTING PERSON IN

CUSIP NO. 88164L100

The following constitutes Amendment No. 3 to the Schedule 13D filed by the undersigned (“Amendment No. 3”).  This Amendment No. 3 amends the Schedule 13D as specifically set forth herein.

Item 2.	Identity and Background.

Item 2 is amended and restated as follows:

(a)           This statement is filed by:

(i)	Starboard Value and Opportunity Master Fund Ltd, a Cayman Islands exempted company (“Starboard V&O Fund”), with respect to the Shares directly and beneficially owned by it;

(ii)	Starboard Value and Opportunity S LLC, a Delaware limited liability company (“Starboard LLC”), with respect to the Shares directly and beneficially owned by it;

(iii)	Starboard Value and Opportunity C LP, a Delaware limited partnership (“Starboard C LP”), with respect to the Shares directly and beneficially owned by it;

(iv)
Starboard Value LP (“Starboard Value LP”), as the investment manager of Starboard V&O Fund, Starboard C LP and of a certain managed account (the “Starboard Value LP Account”) and the manager of Starboard LLC;

(v)	Starboard Value GP LLC (“Starboard Value GP”), as the general partner of Starboard Value LP;

(vi)	Starboard Principal Co LP (“Principal Co”), as a member of Starboard Value GP;

(vii)	Starboard Principal Co GP LLC (“Principal GP”), as the general partner of Principal Co;

(viii)
Jeffrey C. Smith, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board of Directors of the Issuer (the “Board”);

(ix)	Mark R. Mitchell, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP;

(x)	Peter A. Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP and as a nominee for the Board;

(xi)	Tudor Brown, who is a nominee for the Board;

(xii)	George Cwynar, who is a nominee for the Board;

CUSIP NO. 88164L100

(xiii)	Thomas Lacey, who is a nominee for the Board;

(xiv)	George Riedel, who is a nominee for the Board; and

(xv)	Donald Stout, who is a nominee for the Board.

Each of the foregoing is referred to as a “Reporting Person” and collectively as the “Reporting Persons.”  Each of the Reporting Persons is party to that certain Joint Filing Agreement, as further described in Item 6.  Accordingly, the Reporting Persons are hereby filing a joint Schedule 13D.

(b)           The address of the principal office of each of Starboard LLC, Starboard C LP, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP, and Messrs. Smith, Mitchell and Feld is 830 Third Avenue, 3rd Floor, New York, New York 10022.  The address of the principal office of Starboard V&O Fund is 89 Nexus Way, Camana Bay, PO Box 31106, Grand Cayman KY1-1205, Cayman Islands.  The officers and directors of Starboard V&O Fund and their principal occupations and business addresses are set forth on Schedule A to the Schedule 13D and are incorporated by reference in this Item 2.  Mr. Brown’s principal business address is Hillstead, Hinton Way, Great Shelford, Cambridge CB22 5AN, United Kingdom.  Mr. Cwynar’s principal business address is 293 Kingsmere Road, Chelsea, Quebec, Canada J9B 1G8.  Mr. Lacey’s principal business address is c/o G2 Technology, Inc., 1900 McCarthy Boulevard, Suite 412, Milpitas, CA 95035.  Mr. Reidel’s principal business address is 1 Meadowbrook Road, Weston, MA 02493.  Mr. Stout’s principal business address is 1300 North Seventeenth Street, Suite 1800 Arlington, Virginia 22209.

(c)           The principal business of Starboard V&O Fund is serving as a private investment fund.  Starboard V&O Fund has been formed for the purpose of making equity investments and, on occasion, taking an active role in the management of portfolio companies in order to enhance shareholder value.  Starboard LLC and Starboard C LP have been formed for the purpose of investing in securities and engaging in all related activities and transactions.  Starboard Value LP provides investment advisory and management services and acts as the investment manager of Starboard V&O Fund, Starboard C LP and the Starboard Value LP Account and the manager of Starboard LLC.  The principal business of Starboard Value GP is providing a full range of investment advisory, pension advisory and management services and serving as the general partner of Starboard Value LP.  The principal business of Principal Co is providing investment advisory and management services.  Principal Co is a member of Starboard Value GP.  Principal GP serves as the general partner of Principal Co.  Messrs. Smith, Mitchell and Feld serve as members of Principal GP and the members of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP.  Mr. Brown is currently engaged in assisting inward and outward investment in the United Kingdom, and assisting companies operating in the Far East.  Mr. Cwynar’s principal occupation is serving as a consultant offering strategic and operational guidance, mentoring and executive coaching to small and mid-sized companies.  Mr. Lacey is the Chairman and Chief Executive Officer of Components Direct, a provider of cloud-based product lifestyle solutions.  Mr. Reidel’s principal occupation is serving as Chairman of the Board of Montreal-based Accedian Networks and serving on several boards including PeerApp and Blade Network Technologies.  Mr. Stout is a senior partner at the law firm of Antonelli, Terry, Stout & Kraus, LLP.

(d)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)           No Reporting Person, nor any person listed on Schedule A to the Schedule 13D, has, during the last five years, been party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

CUSIP NO. 88164L100

(f)           Messrs. Smith, Mitchell, Feld, Lacey, Riedel and Stout are citizens of the United States of America.  The citizenship of the persons listed on Schedule A to the Schedule 13D is set forth therein.  Mr. Brown is a citizen of the United Kingdom.  Mr. Cwynar is a citizen of Canada.

Item 3.	Source and Amount of Funds or Other Consideration.

Item 3 is hereby amended and restated as follows:

The Shares purchased by each of Starboard V&O Fund, Starboard LLC and Starboard C LP and held in the Starboard Value LP Account were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business) in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 2,383,225 Shares beneficially owned by Starboard V&O Fund is approximately $35,821,305, excluding brokerage commissions.  The aggregate purchase price of the 529,841 Shares beneficially owned by Starboard LLC is approximately $7,965,077, excluding brokerage commissions.  The aggregate purchase price of the 131,075 Shares beneficially owned by Starboard C LP is approximately $2,337,644, excluding brokerage commissions.  The aggregate purchase price of the 830,859 Shares held in the Starboard Value LP Account is approximately $12,512,044, excluding brokerage commissions.

The Shares owned by each of Messrs. Brown, Cwynar, Lacey, Riedel and Stout were purchased with personal funds in open market purchases, except as otherwise noted, as set forth in Schedule A, which is incorporated by reference herein.  The aggregate purchase price of the 600 Shares beneficially owned by Mr. Brown is approximately $10,170, excluding brokerage commissions.  The aggregate purchase price of the 580 Shares beneficially owned by Mr. Cwynar is approximately $9,837, excluding brokerage commissions.  The aggregate purchase price of the 500 Shares beneficially owned by Mr. Lacey is approximately $8,865, excluding brokerage commissions.  The aggregate purchase price of the 400 Shares beneficially owned by Mr. Riedel is approximately $6,908, excluding brokerage commissions.  The aggregate purchase price of the 581 Shares beneficially owned by Mr. Stout is approximately $9,755, excluding brokerage commissions.

Item 4.	Purpose of the Transaction.

Item 4 is hereby amended to add the following:

On March 6, 2013, Starboard delivered an open letter to the shareholders of the Issuer.  In the letter, Starboard addressed various statements made by the Board in its March 4, 2013 letter to shareholders.  Starboard explained that during the course of its diligence process in connection with its investment in the Issuer, it became aware from sources, which it believes to be credible, that the Issuer’s CEO, Dr. Young, may have been engaging in inappropriate behavior.  Starboard stated that it generally does not seek to raise personal issues in assessing the merits of changes at a company and was reluctant to even disclose this information to the Issuer, but that through continued diligence, it determined that the situation, if true, may have serious negative implications for the operations of the business and its investment in the Issuer.  Therefore, Starboard believes it followed proper protocol by making the Board aware of its concerns through a private letter, delivered to the Board on February 28, 2013, so the Board could fully investigate the matter, and intentionally omitted any reference to this sensitive information in its public letter to shareholders released on March 1, 2013.

CUSIP NO. 88164L100

Starboard explained that it found the Board’s response to the existence of potential inappropriate conduct by Dr. Young surprising and irresponsible, noting that in Starboard’s experience, most well-functioning boards would respond to such allegations privately by committing to fully investigate the situation and take appropriate actions, as necessary.  Starboard questioned the Board’s stated support for Dr. Young based on Starboard’s concern that the Board may be standing behind Dr. Young without first having formally investigated a potentially serious issue.  In addition, Starboard addressed the Issuer’s implication that Starboard’s omission of its settlement demands from its public letter was somehow unethical, stating that to the contrary, Starboard intentionally omitted the information in an attempt to keep the public debate to business issues, while privately initiating a dialogue with the Board regarding a potential settlement.

Starboard further stated its belief that given the Issuer’s dismal financial and stock price performance, failed execution, poor governance, and troubling recent director resignations, it believes a change in a majority of the Board is now required to ensure that the best interests of all shareholders are being represented in the boardroom.  Starboard noted that although its proposed solution, which was presented to the Issuer when the size of the Board was still set at eight total directors, would result in a change in a majority of the Board, it felt it was important to point out the following:

i)	Our proposal only requires two additional incumbent directors to resign, one of which would be the current Chairman, while four of the incumbent directors would remain for continuity;

ii)
We only proposed for one Starboard direct representative to join the Board, while the other four new directors would be truly independent directors with highly relevant and successful industry credentials;

iii)	The new Chairman and new CEO would be identified and selected by the pro forma Board; and

iv)
Although several of the independent nominees we have proposed are highly qualified and willing to serve as interim CEO, we believe following the re-composition of the Board, it would be most appropriate to conduct a full CEO search process in which the Board would consider both internal and external candidates.

Starboard also explained that the Issuer’s settlement proposal of “adding two candidates from Starboard’s slate that meet the Company’s criteria, including independence and business acumen”, was not previously disclosed to Starboard, noting that all that was previously communicated was the Issuer’s willingness to interview four of its independent nominees.  Starboard stated that allowing the Issuer to interview these candidates now would be premature because it does not appear that the Issuer is prepared to consider proposals that will result in substantial change to the Board, a key component for Starboard of any potentially acceptable settlement scenario.  Starboard also rebutted the Issuer’s defenses of its current business strategy.

Finally, Starboard reiterated its belief that a majority of the Board must be reconstituted and noted that, to the knowledge of its proxy solicitors, the date for the Issuer’s 2013 annual meeting, although previously announced, has not been formally set by the Issuer.  Starboard urged the Issuer to follow through on its commitment and immediately formalize and publicly announce a May 23, 2013 date, at the latest, for holding the Issuer’s 2013 annual meeting so that shareholders can exercise their right to vote, without delay, on a slate of directors who they believe are best fit to serve as stewards of shareholder value.

The full text of the letter is attached hereto as Exhibit 99.1 and is incorporated herein by reference.

CUSIP NO. 88164L100

Item 5.	Interest in Securities of the Issuer.

Items 5(a)-(c) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 52,324,821 Shares outstanding, as of January 31, 2013, which is the total number of Shares outstanding as reported in the Issuer’s Annual Report on Form 10-K filed with the Securities and Exchange Commission on March 1, 2013.

A.	Starboard V&O Fund

(a)	As of the close of business on March 6, 2013, Starboard V&O Fund beneficially owned 2,383,225 Shares.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 2,383,225
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 2,383,225
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard V&O Fund since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

B.	Starboard LLC

(a)	As of the close of business on March 6, 2013, Starboard LLC beneficially owned 529,841 Shares.

Percentage: Approximately 1.0%

(b)	1. Sole power to vote or direct vote: 529,841
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 529,841
4. Shared power to dispose or direct the disposition: 0

(c)	The transactions in the Shares by Starboard LLC since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

C.	Starboard C LP

(a)	As of the close of business on March 6, 2013, Starboard C LP beneficially owned 131,075 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 131,075
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 131,075
4. Shared power to dispose or direct the disposition: 0

CUSIP NO. 88164L100

(c)	The transactions in the Shares by Starboard C LP since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.	Starboard Value LP

(a)
As of the close of business on March 6, 2013, 830,859 Shares were held in the Starboard Value LP Account.  Starboard Value LP, as the investment manager of Starboard V&O Fund and Starboard C LP and the manager of Starboard LLC, may be deemed the beneficial owner of the (i) 2,383,225 Shares owned by Starboard V&O Fund, (ii) 529,841 Shares owned by Starboard LLC, (iii) 131,075 Shares owned by Starboard C LP and (iv) 830,859 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 3,875,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,875,000
4. Shared power to dispose or direct the disposition: 0

(c)
The transactions in the Shares by Starboard Value LP through the Starboard Value LP Account and on behalf of each of Starboard V&O Fund, Starboard LLC and Starboard C LP since the filing of Amendment No. 2 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

E.	Starboard Value GP

(a)
Starboard Value GP, as the general partner of Starboard Value LP, may be deemed the beneficial owner of the (i) 2,383,225 Shares owned by Starboard V&O Fund, (ii) 529,841 Shares owned by Starboard LLC, (iii) 131,075 Shares owned by Starboard C LP and (iv) 830,859 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 3,875,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,875,000
4. Shared power to dispose or direct the disposition: 0

(c)
Starboard Value GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 2 to the Schedule 13D are forth in Schedule A and are incorporated herein by reference.

F.	Principal Co

(a)
Principal Co, as a member of Starboard Value GP, may be deemed the beneficial owner of the (i) 2,383,225 Shares owned by Starboard V&O Fund, (ii) 529,841 Shares owned by Starboard LLC, (iii) 131,075 Shares owned by Starboard C LP and (iv) 830,859 Shares held in the Starboard Value LP Account.

CUSIP NO. 88164L100

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 3,875,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,875,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal Co has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 2 to the Schedule 13D are forth in Schedule A and are incorporated herein by reference.

G.	Principal GP

(a)
Principal GP, as the general partner of Principal Co, may be deemed the beneficial owner of the (i) 2,383,225 Shares owned by Starboard V&O Fund, (ii) 529,841 Shares owned by Starboard LLC, (iii) 131,075 Shares owned by Starboard C LP and (iv) 830,859 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 3,875,000
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 3,875,000
4. Shared power to dispose or direct the disposition: 0

(c)
Principal GP has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 2 to the Schedule 13D are forth in Schedule A and are incorporated herein by reference.

H.	Messrs. Smith, Mitchell and Feld

(a)
Each of Messrs. Smith, Mitchell and Feld, as a member of Principal GP and as a member of each of the Management Committee of Starboard Value GP and the Management Committee of Principal GP, may be deemed the beneficial owner of the (i) 2,383,225 Shares owned by Starboard V&O Fund, (ii) 529,841 Shares owned by Starboard LLC, (iii) 131,075 Shares owned by Starboard C LP and (iv) 830,859 Shares held in the Starboard Value LP Account.

Percentage: Approximately 7.4%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 3,875,000
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 3,875,000

(c)
None of Messrs. Smith, Mitchell or Feld has entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.  The transactions in the Shares on behalf of each of Starboard V&O Fund, Starboard LLC, Starboard C LP and through the Starboard Value LP Account since the filing of Amendment No. 2 to the Schedule 13D are forth in Schedule A and are incorporated herein by reference.

CUSIP NO. 88164L100

I.	Mr. Brown

(a)	As of the close of business on March 6, 2013, Mr. Brown beneficially owned 600 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 600
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 600
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Brown has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

J.	Mr. Cwynar

(a)	As of the close of business on March 6, 2013, Mr. Cwynar beneficially owned 580 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 580
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 580
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Cwynar has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

K.	Mr. Lacey

(a)	As of the close of business on March 6, 2013, Mr. Lacey beneficially owned 500 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 500
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 500
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Lacey has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

L.	Mr. Riedel

(a)	As of the close of business on March 6, 2013, Mr. Riedel beneficially owned 400 Shares.

Percentage: Less than 1%

CUSIP NO. 88164L100

(b)	1. Sole power to vote or direct vote: 400
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 400
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Riedel has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

M.	Mr. Stout

(a)	As of the close of business on March 6, 2013, Mr. Stout beneficially owned 581 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 581
2. Shared power to vote or direct vote: 0
3. Sole power to dispose or direct the disposition: 581
4. Shared power to dispose or direct the disposition: 0

(c)	Mr. Stout has not entered into any transactions in the Shares since the filing of Amendment No. 2 to the Schedule 13D.

An aggregate of 3,877,661 Shares, constituting approximately 7.4% of the Shares outstanding, are reported in this Amendment No. 3.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons.  Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is amended to add the following:

On March 6, 2013, Starboard C LP entered into a joinder agreement to that certain Joint Filing and Solicitation Agreement dated as of December 21, 2012 by and among Starboard V&O Fund, Starboard LLC, Starboard Value LP, Starboard Value GP, Principal Co, Principal GP and Messrs. Smith, Mitchell, Feld, Brown, Cwynar, Lacey, Riedel and Stout, pursuant to which Starboard C LP agreed to be bound by the terms and conditions set forth therein, including, among other things, the joint filing on behalf of each of them of statements on Schedule 13D, and any amendments thereto, with respect to the securities of the Issuer.  A copy of the joinder agreement is attached hereto as Exhibit 99.2 and is incorporated herein by reference.  A copy of the Joint Filing and Solicitation Agreement was filed as Exhibit 99.1 to Amendment No. 1.

Item 7.	Material to be Filed as Exhibits.

Item 7 is amended to add the following exhibits:

99.1	Letter to Shareholders, dated March 6, 2013.

99.2	Joinder Agreement dated March 6, 2013 to the Joint Filing and Solicitation Agreement.

CUSIP NO. 88164L100

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 7, 2013

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE AND OPPORTUNITY S LLC
By: Starboard Value LP,
       its manager

STARBOARD VALUE AND OPPORTUNITY C LP
By: Starboard Value LP,
       its investment manager

STARBOARD VALUE LP
By: Starboard Value GP LLC,
       its general partner

STARBOARD VALUE GP LLC
By: Starboard Principal Co LP,
       its member

STARBOARD PRINCIPAL CO LP
By: Starboard Principal Co GP LLC,
       its general partner

STARBOARD PRINCIPAL CO GP LLC

By:	/s/ Jeffrey C. Smith
	Name:	Jeffrey C. Smith
	Title:	Authorized Signatory

/s/ Jeffrey C. Smith
JEFFREY C. SMITH
Individually and as attorney-in-fact for Mark R. Mitchell, Peter A. Feld, Tudor Brown, George Cwynar, Thomas Lacey, George Riedel and Donald Stout

CUSIP NO. 88164L100

SCHEDULE A

Transactions in the Shares Since the Filing of Amendment No. 2 to the Schedule 13D

Shares of Common Stock Purchased	Price Per Share($)	Date of Purchase

STARBOARD VALUE AND OPPORTUNITY MASTER FUND LTD

28,850	17.5864	03/04/2013
14,425	17.8306	03/05/2013

STARBOARD VALUE AND OPPORTUNITY S LLC

6,400	17.5864	03/04/2013
3,200	17.8306	03/05/2013

STARBOARD VALUE AND OPPORTUNITY C LP

125,000	17.8425	03/01/2013
4,050	17.5864	03/04/2013
2,025	17.8306	03/05/2013

STARBOARD VALUE LP
(Through the Starboard Value LP Account)

10,700	17.5864	03/04/2013
5,350	17.8306	03/05/2013